NEWS RELEASE 07-22	May 22, 2007

FRONTEER’S AGI DAGI IN NORTHWESTERN TURKEY CONTINUES TO EXPAND WITH ONGOING DRILLING

Fronteer Development Group Inc ("Fronteer") (FRG – TSX/AMEX) is pleased to announce that Teck Cominco Limited’s Turkish subsidiary (“TCAM”), who holds the project under option, has reported ongoing widely spaced drilling which has intersected significant gold mineralization in three new areas of the Agi Dagi gold project in northwestern Turkey. These new areas are all outside the limits of the 2006 resource estimate boundaries, and indicate that this deposit is still open for expansion. A total of 322 drill holes, for 51,000 metres of drilling, have now been completed at Agi Dagi. An additional 21,500 metres of drilling is planned for the 2007 with four drill rigs currently operating. Fronteer anticipates completing an updated resource estimate for Agi Dagi within the coming weeks.

DELI ZONE

Expansion drilling at the Deli Zone continues to yield very encouraging results. In particular:

1.	AD-248, located 250 metres southwest of the 2006 Deli resource boundary, intersected 1.24 grams per tonne gold over 51.85 metres, including 2.30 grams gold per tonne over 22.20 metres.

2.

AD-272, located 50 metres southwest of the 2006 Deli resource boundary, intersected two separate zones averaging 3.95 grams per tonne gold over 11.5 metres and 3.25 grams per tonne gold over 12.60 metres, including 6.49 grams per tonne gold over 5.30 metres.

3.	AD-241, located 135 metres northeast of the 2006 Deli resource boundary, intersected 1.08 grams per tonne gold over 11.90 metres.

4.	AD-284, located at the southeast corner of the Deli resource area, returned 1.52 grams per tonne gold over 18.65 metres.

BABA ZONE

Similarly, wide step-out drilling around the Baba Zone indicates that this resource area is also open for expansion. In particular:

1.	A-256, located 140 metres north of the 2006 Baba resource boundary, intersected 0.54 grams per tonne gold over 163.50 metres including 2.12 grams per tonne gold over 15.00 metres.

2.	AD-258, located on the southern edge of the 2006 Baba resource boundary, intersected 4.35 grams per tonne gold over 7.50 metres.

FIRETOWER

Firetower is a new mineralized area that is situated midway between the Deli and Baba Zones. It has recently returned some encouraging drill results as follows:

1.	AD-242 intersected 0.60 grams per tonne gold over 25.50 metres, including 0.93 grams per tonne gold over 10.50 metres.

2.	AD-233 intersected 0.59 grams per tonne gold over 6.90 metres.

A table of drilling highlights is provided below for further reference.

Drill Hole	From	To	Interval (m)	Au (g/t)	Ag (g/t)
Deli Dagi
AD-241	65.50	92.00	26.50	0.68
Incl	73.80	85.70	11.90	1.08
Incl	79.30	83.10	3.80	1.42
AD-244	100.30	123.00	22.70	0.67
Incl	103.30	105.80	2.50	1.58
Incl	112.90	122.10	9.20	1.06
Incl	112.90	116.00	3.10	2.09
Incl	119.00	121.10	2.10	1.67
AD-260	66.10	81.70	15.60	0.84
A-269	48.00	124.50	76.50	0.57	6.25
Incl	49.50	67.50	18.00	0.34	3.58
Incl	75.00	106.50	31.50	0.61	6.73
Incl	109.50	118.50	9.00	1.62	13.97
AD-272	47.30	58.80	11.50	3.95
Incl	48.30	51.60	3.30	4.30	10.41
Incl	50.00	58.80	8.80	5.02
Incl	50.80	53.80	3.00	9.02
And	66.90	79.50	12.60	3.24
Incl	74.20	79.50	5.30	6.49
Incl	75.80	78.75	2.95	11.08
AD-276	0.00	30.60	30.60	0.57	6.40
AD-284	7.50	66.20	58.70	0.63
Incl	41.50	60.15	18.65	1.52	10.54
Baba Dagi
A-256	3.00	166.50	163.50	0.54
Incl	7.50	79.50	72.00	0.86
Incl	16.50	33.00	16.50	1.98
AD-258	108.00	115.50	7.50	4.35
Incl	108.00	114.00	6.00	5.29
AD-264	117.00	167.40	50.40	0.56
AD-268	51.00	81.00	30.00	0.90
Firetower
AD-242	72.00	97.50	25.50	0.60
Incl	79.50	90.00	10.50	0.93
Incl	84.00	87.00	3.00	1.50
AD-248	162.60	214.45	51.85	1.24
Incl	163.60	186.30	22.70	2.30
Incl	174.60	186.30	11.70	3.68
Incl	177.60	185.40	7.80	4.51
Incl	181.60	183.70	2.10	6.49

The orientation of mineralized zones is variable but, true widths are estimated to be roughly 90 per cent of those stated. For a location map of the drill holes in the Agi Dagi area, please use the following link: http://www.fronteergroup.com/i/IR/AgiDagi07-22.jpg

TCAM has exercised its right to earn a 60% interest in the Agi Dagi project, which is currently owned 100% by Fronteer. To earn its interest, TCAM is required to spend approximately US$10 million on exploration at Agi Dagi before April 30th, 2008.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making new big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has $105 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations

Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation size of future exploration budgets and exploration potential involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.